Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Gooder, Stephen R.	2. Date of Event Requiring Statement (Month/Day/Year) December 13, 2002	4. Issuer Name and Tickler or Trading Symbol CNAF/COMMERCIAL NATIONAL FINANCIAL CORPORATION
(Last) (First) (Middle) PO BOX 924	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
Director	10% Owner
(Street) LIGONIER PA 15658	X	Officer (give title below)	Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line)
Executive Vice President	X	Form filed by One Reporting Person
(City) (State) (Zip)	Form filed by More than One Reporting Person
Table I —Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
COMMON STOCK, PAR VALUE $2.00	10,356*	D
13,136*	I	Held by wife
4,170*	D	Held in escrow
1,200	D

FORM 3 (continued)	Table II —Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 4)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

*The shares of stock represented by this certificate have not been registered under the securities act of 1933 or any state securities laws, and such shares may not be sold, encumbered or otherwise transferred except pursuant to an effective registration statement under such act and applicable state securities laws or an exemption from such registration requirement, and, if an exemption shall be applicable, the holder shall have delivered an opinion of counsel reasonably acceptable to the company that such registration is not required.

 **Signature of
Reporting Person

 Date

 *

 If the form is filed by more than
one reporting person, see Instruction 5(b)(v).

 **

 Intentional misstatements or
omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note:

 File three copies of this Form, one
of which must be manually signed. If space is
insufficient,

 SeeInstruction 6 for procedure.